Exhibit 99.1

News Release 2015-06

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Reports Fourth Quarter and Full Year 2014 Results

•	Fourth quarter revenue of $619.1 million; full year 2014 revenue of $2,472.4 million

•	Fourth quarter net income attributable to Intelsat S.A. of $16.2 million; full year 2014 net income attributable to Intelsat S.A. of $232.5 million

•	Total 2014 net debt reduction of $475 million

•	$10.0 billion contracted backlog provides a foundation for predictable cash flow and investment in our business

•	Intelsat issues 2015 financial outlook

Luxembourg, 18 February 2015

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today reported total revenue of $619.1 million and net income attributable to Intelsat S.A. of $16.2 million, or $0.14 per share on a diluted basis, for the three months ended December 31, 2014. The company reported adjusted net income per diluted common share1 of $0.79 for the three months ended December 31, 2014.

Intelsat S.A. reported EBITDA1, or earnings before net interest, losses on early extinguishment of debt, taxes and depreciation and amortization, of $462.0 million, and Adjusted EBITDA1 of $477.1 million, or 77 percent of revenue, for the three months ended December 31, 2014.

For the year ended December 31, 2014, Intelsat reported total revenue of $2,472.4 million and a net income attributable to Intelsat S.A. of $232.5 million, or $1.99 per share on a diluted basis. The company reported adjusted net income per diluted common share of $3.30 for the year ended December 31, 2014. Intelsat also reported EBITDA of $1,924.0 million, and Adjusted EBITDA of $1,958.7 million, or 79 percent of revenue, for the year ended December 31, 2014.

Intelsat Chairman and CEO, Dave McGlade said, “In 2014, we were able to deliver strong Adjusted EBITDA and cash flow in a challenging environment, meeting our guidance targets on all metrics. We also completed a debt pay down of $475 million and funded investments in our network. However, the continuation of the trends we experienced in 2014, such as pricing pressures in certain regions and applications, reduced U.S. government spending, and rising geopolitical challenges, compounded with services nearing the end of lifecycle, is creating ongoing headwinds for our business in 2015 and into 2016. We are taking action to counterbalance these trends, focusing our resources on laying the groundwork that will position us to return to growth as our new media satellites and next generation satellites enter service in mid-2016 and 2017.

The path forward for us is clear: design, build and place into service new satellite capacity; introduce services that leverage our ground network and networking capabilities; and develop advanced ground technologies and other innovations that will simplify access to our satellites. Through these initiatives, combined with supporting the growth of our core customers and optimizing the use of our orbital rights and global presence, we will enhance our ability to address larger and higher growth applications. By executing on these priorities, we will be positioned for success once our new inventory becomes available.”

Fourth Quarter and Full Year 2014 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications.

Network Services

Network Services comprised 46 percent of Intelsat’s total fourth quarter 2014 revenue, and at $284.1 million, decreased 5 percent as compared to the fourth quarter of 2013. For the year ended December 31, 2014, Network Services comprised 46 percent of Intelsat’s total revenue, and at $1,149.5 million, decreased 4 percent compared to the year ended December 31, 2013.

Media

Media comprised 37 percent of the company’s revenue for the quarter ended December 31, 2014, and at $226.0 million, increased 3 percent as compared to the fourth quarter of 2013. For the year ended December 31, 2014, Media comprised 36 percent of Intelsat’s total revenue, and at $881.0 million, declined 0.3 percent compared to the year ended December 31, 2013.

Government

Government comprised 16 percent of our revenue for the quarter ended December 31, 2014, and at $99.7 million, decreased 14 percent as compared to fourth quarter 2013 results. For the year ended December 31, 2014, Government comprised 17 percent of Intelsat’s total revenue, and at $410.2 million, decreased 16 percent compared to the year ended December 31, 2013.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,200 station-kept transponders was 75 percent at December 31, 2014, in line with the average fill rate as of September 30, 2014. The transponder count reflects the entry into service of Intelsat 30 in fourth quarter of 2014.

Satellite Launches

Intelsat 34, a replacement satellite for our 304.5°E video neighborhood, is currently expected to launch in the third quarter 2015. Intelsat 31, the second of two satellites providing services primarily for direct-to-home (“DTH”) service provider, DIRECTV® Latin America, is now scheduled to launch in the first quarter 2016. Intelsat 29e, the first Intelsat EpicNG high throughput satellite, is expected to launch in the first quarter 2016. We currently have twelve satellite programs in development. In addition, a custom payload is being built for us on a third-party satellite which will not require capital expenditure.

Contracted Backlog

At December 31, 2014, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $10.0 billion, as compared to $10.1 billion at September 30, 2014. The mix of backlog reflects lower overall net new contracts. At 4.0 times trailing 12 months revenue (from January 1, 2014 to December 31, 2014), our backlog remains sizeable and a foundation for predictable cash flow and investment in our business.

Capital Markets and Finance Activities

On November 1, 2014, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) redeemed the entire $500.0 million aggregate principal amount of its 8  1⁄2% Senior Notes due 2019 (the “2019 Senior Notes”). Our secured revolving credit facility had a $49 million outstanding balance at December 31, 2014. This balance was repaid in early 2015.

Financial Results for the Three Months ended December 31, 2014

On-Network revenue generally includes revenue from any services delivered via our satellite or ground network. Off-Network and Other revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenue decreased by $24.2 million, or 4 percent, to $560.7 million as compared to the three months ended December 31, 2013:

•	Transponder services reported an aggregate decrease of $19.1 million, primarily due to a $15.2 million decrease in revenue from network services customers, largely in the North America, the Africa and Middle East and the Asia-Pacific regions, and an $11.8 million decrease in revenue from capacity sold for government applications for customers in the North America region. These declines were partially offset by an increase in revenue for DTH and distribution services sold to media customers, largely in the North America and the Latin America and Caribbean regions.

•	Managed services reported an aggregate decrease of $1.4 million, primarily due to a $3.0 million decrease in revenue from media customers for occasional use services, largely in the North America and the Europe regions, partially offset by growth in revenue for mobility applications.

•	Channel reported an aggregate decrease of $3.7 million related to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Total Off-Network and Other Revenue increased slightly by $0.5 million, or 1 percent, to $58.4 million as compared to the three months ended December 31, 2013:

•	Transponder, MSS and other off-network services reported an aggregate increase of $0.4 million, primarily due to higher revenue from media customers in the Latin America and Caribbean and the Europe regions, partially offset by declines in services for government applications, largely related to reduced sales of off-network transponder services and mobile satellite services.

•	Satellite-related services reported an aggregate increase of $0.1 million, primarily due to revenue from professional services and flight operations support for third party satellites.

For the three month period ended December 31, 2014, changes in operating expenses, interest expense, net, and other significant income-statement items are described below.

Direct costs of revenue increased by $9.1 million, or 11 percent, to $93.2 million, as compared to the three months ended December 31, 2013. The increase was primarily due to an increase of $5.4 million in staff and related expenses as compared to the fourth quarter of 2013, which included a credit for certain expenses, and an increase of $3.0 million in costs primarily due to an adjustment to certain vendor payments in 2013.

Selling, general and administrative expenses increased by $13.1 million, or 27 percent, to $61.9 million, as compared to the three months ended December 31, 2013. The increase was primarily due to an $11.5 million increase in staff and related expenses as compared to the fourth quarter of 2013, which included a credit for certain expenses, and an increase of $5.0 million in development expenses. These increases were partially offset by a $2.5 million decrease in bad debt expense related to collection challenges in 2013 with a limited number of customers in Africa and the Middle East.

Depreciation and amortization expense decreased by $5.2 million, or 3 percent, to $171.3 million, as compared to the three months ended December 31, 2013. This was primarily related to a $3.5 million decrease in amortization expense largely due to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time and a decrease of $3.4 million in depreciation expense due to the timing of certain satellites becoming fully depreciated. These decreases were partially offset by an increase of $1.9 million in depreciation expense resulting from the impact of satellites placed into service during 2014.

Interest expense, net consists of the interest expense we incur together with gains and losses on interest rate swaps, which reflect net interest accrued on the interest rate swaps as well as the change in their fair value, offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of December 31, 2014, we also held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $17.3 million, or 7 percent, to $230.2 million compared to $247.5 million for the three months ended December 31, 2013.

The decrease in interest expense, net was principally due to the following:

•	a net decrease of $7.4 million as a result of our debt offerings, prepayments, redemptions and amendments in 2013 and 2014;

•	a decrease of $6.2 million resulting from higher capitalized interest of $18.9 million compared to $12.7 million for the three months ended December 31, 2013, resulting from increased levels of satellites and related assets under construction; and

•	a net decrease of $2.6 million in interest expense as a result of the decrease in the interest rate for borrowing under the Intelsat Jackson Secured Credit Agreement.

The non-cash portion of total interest expense, net was $5.3 million for the three months ended December 31, 2014, due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on early extinguishment of debt was $40.4 million for the three months ended December 31, 2014, compared to $1.3 million for the three months ended December 31, 2013. In November 2014, Intelsat Jackson redeemed all $500.0 million aggregate principal amount of the 2019 Senior Notes.

Other expense, net was $2.0 million for the three months ended December 31, 2014, compared to other expense, net of $0.7 million for the three months ended December 31, 2013. The difference of $1.3 million was primarily due to an increase in exchange rate losses mainly related to our business conducted in Brazilian reais.

Provision for income taxes was $2.9 million for the three months ended December 31, 2014, as compared to an expense of $10.3 million for the three months ended December 31, 2013. The difference was principally due to the effect of a 2013 internal subsidiary reorganization on the three months ending December 31, 2013, with no comparable effect on the three months ending December 31, 2014.

Cash paid for income taxes, net of refunds, totaled $7.2 million, compared to $9.0 million for the three months ended December 31, 2013.

EBITDA, Adjusted EBITDA, Net Income, Net Income per Diluted Common Share and Adjusted Net Income per Diluted Common Share

EBITDA was $462.0 million for the three months ended December 31, 2014, compared to $509.2 million for the same period in 2013.

Adjusted EBITDA was $477.1 million for the three months ended December 31, 2014, or 77 percent of revenue, compared to $509.8 million, or 79 percent of revenue, for the same period in 2013.

Net income attributable to Intelsat S.A. was $16.2 million for the three months ended December 31, 2014, compared to $72.6 million for the same period in 2013.

Net income per diluted common share attributable to Intelsat S.A. was $0.14 for the three months ended December 31, 2014, compared to $0.62 per diluted common share for the same period in 2013.

Adjusted net income per diluted common share attributable to Intelsat S.A. was $0.79 for the three months ended December 31, 2014, compared to $0.84 adjusted net income per diluted common share for the same period in 2013.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

Revenue Comparison by Customer Set and Service Type

($ in thousands)

By Customer Set	Three Months Ended December 31,		Three Months Ended December 31,
	2013		2014
Network Services	$300,002	47%	$284,056	46%
Media	218,393	34%	226,020	37%
Government	116,222	18%	99,733	16%
Other	8,231	1%	9,313	2%

	$642,848	100%	$619,122	100%

By Service Type	Three Months Ended December 31,		Three Months Ended December 31,
	2013		2014
On-Network Revenues
Transponder services	$494,145	77%	$475,001	77%
Managed services	73,941	12%	72,555	12%
Channel	16,833	3%	13,146	2%

Total on-network revenues	584,919	91%	560,702	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	43,869	7%	44,244	7%
Satellite-related services	14,060	2%	14,176	2%

Total off-network and other revenues	57,929	9%	58,420	9%

Total	$642,848	100%	$619,122	100%

Free Cash Flow from (used in) Operations

Free cash flow used in operations1 was $47.6 million during the three months ended December 31, 2014. Free cash flow from operations was $400.7 million for the year ended December 31, 2014. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended December 31, 2014, totaled $142.4 million. Payments for satellites and other property and equipment during the year ended December 31, 2014, totaled $645.4 million.

Financial Outlook 2015

Today, Intelsat issued its 2015 financial outlook, in which the company expects the following:

Revenue: Intelsat forecasts full year 2015 revenue of $2.330 billion to $2.380 billion. Revenue performance reflects:

•	growth of 2-3 percent in our media business, which will benefit from new capacity that entered service in late 2014;

•	a decline in our network services business of 7-10 percent, which faces competitive pressures in Africa and on-going declines in the legacy channel and international trunking business; and

•	a decline in our government business of 8-12 percent as compared to full year 2014, as a result of challenges due to reduced spending by the U.S. government and troop withdrawals.

Intelsat’s 2015 revenue guidance reflects the impacts noted above as well as the impact from no new capacity expected to be placed into service in 2015.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full year 2015 to be in a range of $1.81 billion to $1.86 billion.

Capital Expenditures: Intelsat issued its 2015 capital expenditure guidance for the three calendar years 2015 through 2017 (the “Guidance Period”).

We expect capital expenditures ranges of:

•	2015: $775 million to $850 million, consistent with prior guidance;

•	2016: $625 million to $700 million, consistent with prior guidance; and

•	2017: $725 million to $825 million, introduced today.

Capital expenditure guidance for 2015 through 2017 assumes investment in twelve satellites in the manufacturing or design phase during the Guidance Period. In addition, a custom payload is being built for us on a third-party satellite which will not require capital expenditure. We expect to launch one satellite in 2015, four satellites in 2016, and two satellites in 2017, and will continue work on five remaining satellites for which construction will extend beyond the Guidance Period.

We expect to launch two of our new Intelsat EpicNG high-throughput satellites during the 2016 and 2017 Guidance Period years, increasing our total transmission capacity. By the conclusion of the Guidance Period in 2017, the net number of transponder equivalents will increase by a compound annual growth rate (CAGR) of 7.8 percent as a result of the satellites entering service during the Guidance Period.

Our capital expenditures guidance includes capitalized interest.

Prepayments: During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts.

We expect prepayment ranges of:

•	2015: $125 million to $150 million, consistent with prior guidance;

•	2016: $0 million to $25 million, consistent with prior guidance; and

•	2017: $0 million, as no prepayments are currently contracted for this period.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Prepayments during the three months ended December 31, 2014 totaled $44.5 million, and for the year-ended December 31, 2014 totaled $145.1 million.

Debt Repayment: Intelsat made a $49 million revolver repayment in early 2015. Based upon the guidance provided above, Intelsat expects no further material debt repayment in 2015.

Cash Taxes: Expected to be approximately 1.5 percent of revenue for each of the next several years.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations, Adjusted net income per diluted common share and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Q4 2014 Quarterly Commentary

As previously announced, Intelsat is providing a detailed quarterly commentary on the company’s business trends and financial performance prior to the live earnings call. Please visit http://investors.intelsat.com for management’s commentary on the company’s progress against its long-term strategic priorities and outlook for 2015.

Conference Call Information

Intelsat management will hold a public conference call at 11:00 a.m. EST on Wednesday, February 18, 2015 to discuss the company’s financial results for the fourth quarter and full year ended December 31, 2014. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial + 1 (844) 834-1428 from North America, and +1 (920) 663-6274 from all other locations. The participant pass code is 65825253. Participants will have access to a replay of the conference call through February 25, 2015. The replay number for North America is +1 (855) 859-2056, and for all other locations it is +1 (404) 537-3406. The participant pass code for the replay is 65825253.

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, Intelsat creates value for its customers through creative space-based solutions.

Envision…Connect…Transform…with Intelsat. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Statements in this news release and certain oral statements from time to time by representatives of the company constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that our media business will benefit in the near to mid-term from the launch of three satellites which serve our video neighborhoods; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance, including in our different customer sets, and Adjusted EBITDA performance in 2015; our capital expenditure and customer prepayment guidance for 2015 and the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; our expectations as to the level of our cash tax expenses over the next several years; our debt repayment guidance for 2015; and our belief that as we execute on our initiatives, we will build the inventory and service capabilities to allow us to capture future growth, including in emerging opportunities that we believe represent larger and more sustainable markets for our services.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2014, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014
Revenue	$642,848	$619,122
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	84,129	93,212
Selling, general and administrative	48,806	61,896
Depreciation and amortization	176,519	171,307

Total operating expenses	309,454	326,415

Income from operations	333,394	292,707
Interest expense, net	247,540	230,216
Loss on early extinguishment of debt	(1,295)	(40,423)
Other expense, net	(686)	(1,971)

Income before income taxes	83,873	20,097
Provision for income taxes	10,258	2,877

Net income	73,615	17,220
Net income attributable to noncontrolling interest	(984)	(1,026)

Net income attributable to Intelsat S.A.	$72,631	$16,194

Cumulative preferred dividends	—	—

Net income attributable to common shareholders	$72,631	$16,194

Net income per common share attributable to Intelsat S.A.:
Basic	$0.69	$0.15
Diluted	$0.62	$0.14

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Year Ended December 31, 2013	Year Ended December 31, 2014
Revenue
Operating expenses:	2,603,623	2,472,386
Direct costs of revenue (excluding depreciation and amortization)	375,769	348,348
Selling, general and administrative	288,467	197,407
Depreciation and amortization	736,567	679,351
Gain on satellite insurance recoveries	(9,618)	—

Total operating expenses	1,391,185	1,225,106

Income from operations	1,212,438	1,247,280
Interest expense, net	1,122,261	944,787
Loss on early extinguishment of debt	(368,089)	(40,423)
Other expense, net	(4,918)	(2,593)

Income (loss) before income taxes	(282,830)	259,477
Provision for (benefit from) income taxes	(30,837)	22,971

Net income (loss)	(251,993)	236,506
Net income attributable to noncontrolling interest	(3,687)	(3,974)

Net income (loss) attributable to Intelsat S.A.	$(255,680)	$232,532

Cumulative preferred dividends	(10,196)	(9,917)

Net income (loss) attributable to common shareholders	$(265,876)	$222,615

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(2.70)	$2.09
Diluted	$(2.70)	$1.99

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

($ in thousands)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 30, 2014
Net income (loss)	$73,615	$17,220	$(251,993)	$236,506
Add (Subtract):
Interest expense, net	247,540	230,216	1,122,261	944,787
Loss on early extinguishment of debt	1,295	40,423	368,089	40,423
Provision for (benefit from) income taxes	10,258	2,877	(30,837)	22,971
Depreciation and amortization	176,519	171,307	736,567	679,351

EBITDA	$509,227	$462,043	$1,944,087	$1,924,038

EBITDA Margin	79%	75%	75%	78%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
Net income (loss)	$73,615	$17,220	$(251,993)	$236,506
Add (Subtract):
Interest expense, net	247,540	230,216	1,122,261	944,787
Loss on early extinguishment of debt	1,295	40,423	368,089	40,423
Provision for (benefit from) income taxes	10,258	2,877	(30,837)	22,971
Depreciation and amortization	176,519	171,307	736,567	679,351

EBITDA	509,227	462,043	1,944,087	1,924,038

Add (Subtract):
Compensation and benefits	2,555	8,786	25,711	22,921
Management fees	—	—	64,239	—
Non-recurring and other non-cash items	(1,962)	6,295	(606)	11,723

Adjusted EBITDA	$509,820	$477,124	$2,033,431	$1,958,682

Adjusted EBITDA Margin	79%	77%	78%	79%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED ADJUSTED NET INCOME PER DILUTED COMMON SHARE

($ in thousands, except per share amounts)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
Numerator (in thousands):
Net income (loss) attributable to Intelsat S.A.	$72,631	$16,194	$(255,680)	$232,532
Add (Subtract):
Compensation and benefits (1)	2,555	8,786	25,711	22,921
Management fees (2)	—	—	64,239	—
Losses on derivative financial instruments (3)	2,790	1,709	8,064	5,649
Loss on early extinguishment of debt (4)	1,295	40,423	368,089	40,423
Amortization (5)	20,578	17,058	82,311	68,231
Non-recurring and other non-cash items (6)	(1,962)	6,295	(606)	11,723
Income tax effect of adjustments above & other discrete tax items (7)	—	1,864	(33,782)	3,126

Adjusted net income attributable to Intelsat S.A.	97,887	92,329	258,346	384,605

Less: Preferred share dividends declared	—	—	(10,196)	(9,917)

Adjusted net income attributable to common shareholders	$97,887	$92,329	$248,150	$374,688

Denominator (in millions):
Basic weighted average shares outstanding	105.7	106.7	98.5	106.5
Weighted average dilutive shares outstanding:
Preferred shares	9.6	9.6	6.6	9.6
Employee compensation related shares, including options and restricted share units	1.1	0.8	0.9	0.5

Adjusted diluted weighted average shares outstanding	116.4	117.1	106.0	116.6

Adjusted net income per diluted common share attributable to Intelsat S.A.	$0.84	$0.79	$2.44	$3.30

Note:

Management evaluates financial performance in part based on adjusted net income per diluted common share attributable to common shareholders. This measure consists of net income per diluted common share attributable to common shareholders as reported, as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and footnotes below. In addition, in calculating this measure we adjusted our common shares outstanding to reflect dilution when the calculation of the numerator moved from a net loss to net income. We believe investors’ understanding of our operating performance is enhanced by the disclosure of this measure. Adjusted net income per diluted common share attributable to common shareholders is not a recognized financial measure in accordance with U.S. GAAP and should not be considered a substitute for earnings per share or other financial measures as computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies.

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects expenses incurred in connection with our monitoring fee agreement dated February 4, 2008. In connection with our Initial Public Offering in April 2013, the monitoring fee agreement was terminated.
(3)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in interest expense, net.
(4)	The 2013 loss related to the repayment of debt in connection with various 2013 refinancings, redemptions, prepayments and offerings. The 2014 loss related to redemption of $500 million of senior notes.
(5)	Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense related to our backlog and other and customer relationships.
(6)	Reflects certain non -recurring gains and losses and non-cash items, including the following: non-recurring litigation expenses; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; research and development expenses; severance, retention and relocation payments; costs associated with a 2013 internal subsidiary reorganization; expenses associated with the relocation of our administrative headquarters and primary satellite operation center; expenses related to the IPO; the total impairment of an immaterial investment; and other various non-recurring expenses. These costs were partially offset by a gain on satellite insurance recoveries and non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.
(7)	Represents the income tax impact of the various adjustments.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except, per share amounts)

	As of December 31, 2013	As of December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$247,790	$123,147
Receivables, net of allowance of $35,288 in 2013 and $35,174 in 2014	236,347	220,458
Deferred income taxes	44,475	76,315
Prepaid expenses and other current assets	33,224	35,945

Total current assets	561,836	455,865
Satellites and other property and equipment, net	5,805,540	5,880,264
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	568,775	500,545
Other assets	414,592	393,754

Total assets	$16,589,670	$16,469,355

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$145,186	$151,793
Taxes payable	9,526	8,974
Employee related liabilities	28,227	44,815
Accrued interest payable	186,492	161,495
Current portion of long-term debt	24,418	49,000
Deferred satellite performance incentives	22,703	20,957
Deferred revenue	84,185	117,401
Other current liabilities	72,840	72,629

Total current liabilities	573,577	627,064
Long-term debt, net of current portion	15,262,996	14,762,142
Deferred satellite performance incentives, net of current portion	153,904	163,360
Deferred revenue, net of current portion	888,239	967,318
Deferred income taxes	202,638	211,680
Accrued retirement benefits	196,856	262,906
Other long-term liabilities	246,127	217,452
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,060	1,067
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,099,218	2,117,898
Accumulated deficit	(3,015,273)	(2,782,741)
Accumulated other comprehensive loss	(60,393)	(112,527)

Total shareholders’ deficit	(975,353)	(776,268)
Noncontrolling interest	40,686	33,701

Total liabilities and shareholders’ deficit	$16,589,670	$16,469,355

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
Cash flows from operating activities:
Net income (loss)	$73,615	$17,220	$(251,993)	$236,506
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	176,519	171,307	736,567	679,351
Provision for doubtful accounts	7,657	5,151	29,599	2,306
Foreign currency transaction loss	1,605	3,139	6,003	6,560
Loss on disposal of assets	90	535	338	927
Gain on satellite insurance recoveries	—	—	(9,618)	—
Share-based compensation	2,449	8,680	25,289	22,494
Deferred income taxes	(26,305)	(10,165)	(65,347)	(12,646)
Amortization of discount, premium, issuance costs and other non-cash items	5,812	5,250	46,026	22,256
Loss on early extinguishment of debt	1,295	40,423	368,089	40,423
Unrealized gains on derivative financial instruments	(4,307)	(5,459)	(19,740)	(22,790)
Amortization of actuarial loss and prior service credits for retirement benefits	4,903	2,537	19,613	10,147
Other non-cash items	(423)	39	234	166
Changes in operating assets and liabilities:
Receivables	21,535	(14,907)	16,269	1,382
Prepaid expenses and other assets	(6,780)	(6,461)	(6,117)	(22,331)
Accounts payable and accrued liabilities	22,963	7,364	(23,730)	7,598
Accrued interest	(225,046)	(167,230)	(178,796)	(24,997)
Deferred revenue	11,537	38,017	49,924	108,545
Accrued retirement benefits	(1,617)	(4,131)	(29,732)	(26,019)
Other long-term liabilities	13,697	3,572	4,014	16,292

Net cash provided by operating activities	79,199	94,881	716,892	1,046,170

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(120,479)	(142,437)	(600,792)	(645,424)
Proceeds from insurance settlements	—	—	487,930	—
Payment on satellite performance incentives from insurance proceeds	—	—	(19,199)	—
Other investing activities	—	—	(2,000)	174

Net cash used in investing activities	(120,479)	(142,437)	(134,061)	(645,250)

Cash flows from financing activities:
Repayments of long-term debt	(108,045)	(586,000)	(6,904,162)	(610,418)
Repayment of notes payable to former shareholders	—	—	(868)	—
Payment of premium on early extinguishment of debt	—	(21,250)	(311,224)	(21,250)
Proceeds from issuance of long-term debt	—	135,000	6,254,688	135,000
Debt issuance costs	103	—	(84,845)	—
Proceeds from initial public offering	—	—	572,500	—
Stock issuance costs	—	—	(26,683)	—
Dividends paid to preferred shareholders	(2,480)	(2,480)	(5,235)	(9,919)
Principal payments on deferred satellite performance incentives	(3,953)	(5,367)	(17,503)	(19,774)
Capital contribution from noncontrolling interest	—	—	12,209	12,209
Dividends paid to noncontrolling interest	(2,102)	(2,087)	(8,671)	(8,744)
Other financing activities	2,781	(7)	3,271	3,893

Net cash used in financing activities	(113,696)	(482,191)	(516,523)	(519,003)

Effect of exchange rate changes on cash and cash equivalents	(1,605)	(3,139)	(6,003)	(6,560)

Net change in cash and cash equivalents	(156,581)	(532,886)	60,305	(124,643)
Cash and cash equivalents, beginning of period	404,371	656,033	187,485	247,790

Cash and cash equivalents, end of period	$247,790	$123,147	$247,790	$123,147

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$473,479	397,627	$1,283,439	$970,345
Income taxes paid, net of refunds	8,967	7,209	38,784	37,805
Supplemental disclosure of non-cash investing activities:
Capitalization of deferred satellite performance incentives	—	27,681	—	27,681
Accrued capital expenditures	31,051	21,690	66,578	80,621

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended December 31,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2013	2014	2013	2014
Net cash provided by operating activities	$79,199	$94,881	$716,892	$1,046,170
Payments for satellites and other property and equipment (including capitalized interest)	(120,479)	(142,437)	(600,792)	(645,424)

Free cash flow from (used in) operations	$(41,280)	$(47,556)	$116,100	$400,746

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.